

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Ms. Eileen Russell
Chief Executive Officer and President
EDUtoons, Inc.
101 East 52nd Street
10th Floor
New York, NY 10022

> **Re:** **EDUtoons, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 6, 2010**
> **File No. 333-168587**

Dear Ms. Russell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.

2. Please refrain from referring to "our cartoons" throughout the prospectus given that you have not produced any cartoons to date.

Registration Statement Cover Page

3. The registration fee cannot be calculated in accordance with Rule 457(c) as there is no market for the common shares. Please revise the registration statement to recalculate the registration fee based on the appropriate application of Rule 457.

Outside Cover Page of the Prospectus

4. Please disclose information regarding the termination of the offering.

Prospectus Summary, page 1

5. Please disclose your monthly "burn rate," how long your present capital will last at that rate, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

6. Please revise to include a summary of your disclosure on page 19 where you state that without additional capital it is unlikely that you will continue as a going concern.

7. Please state that you have not identified or approached any market makers to assist you in applying for quotation of your stock, and that you do not know when you will or whether you will be successful in doing to, as noted on page 11.

Summary Financial and Other Data, page 3

8. Please expand the table to include your (loss) per share data for the period, including the number of weighted average shares used in the computation. In addition, please parenthetically indicate for the line item "Total Assets" that such consists solely of cash.

Risk Factors, page 4

9. Please revise the second sentence on page four to clarify that this section discloses all known material risks.

10. Please disclose the risks attendant to the lack of management experience in producing and marketing educational cartoons and lack of experience in running a public company.

We have incurred historical losses, page 4

11. Please revise to discuss the substantial doubt about your ability to continue as a going concern.

We have incurred historical losses as a result, we may not be able to generate profits, support our operations, or establish a return on invested capital, page 4

12. Please revise to include an estimate of the additional costs you will incur as a public company.

Use of Proceeds, page 9

13. Please expand to clarify that your gross proceeds will be reduced by the approximately $20,010 of estimated offering expenses disclosed under Dilution, and as such please discuss the amount of 'net' proceeds that are intended for use. See Item 504 of Regulation S-K.

Determination of Offering Price, page 9

14. Please revise to offer all of your shares at a fixed price for the duration of the offering, as your offering does not appear to satisfy Rule 415(a)(4) of the Securities Act of 1933.

Plan of Distribution, page 11

15. We note your statement on page 12 that "As of this date, we have not identified the specific states where the offering will be sold." Please tell us whether you plan to identify the states prior to effectiveness.

Description of Business, page 13

16. Revise significantly to provide investors with a detailed discussion of your business plans. Disclose each material step you have taken so far, and provide a discussion of the real costs and timelines you face in reaching your goals of producing and marketing educational cartoons. Explain in detail how and when you expect to generate revenue. For example, provide additional information regarding (a) development of your website and initial set of cartoon segments, (b) the hiring and training of staff, (c) your expected pricing structure, (d) general licensing terms or other terms of sale, (e) the role of Mr. Hansen, (f) the role of management in producing cartoons, and (g) marketing your product to each of your noted target markets. Additionally, please include a summary of your budget and timeframe in the Prospectus Summary.

Competition, page 15

17. Please elaborate on the competitive business conditions by providing a more detailed description of the size of the market and the number of companies participating in your industry.

18. Please revise the prospectus summary to inform investors that you have only performed "initial research" into the competitive conditions in which you will operate.

Research and Development Expenditures, page 15

19. Please disclose when you intend to begin your research and development, and please clarify whether you intend to fund your research and development with the initial

$50,000 of proceeds from your offering. In addition, please provide a brief explanation of the research and development you intend to do.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 19

20. Please reconcile your estimated expenses of $15,000 for the production of your cartoon segments, marketing expenses, and professional fees, which include the filing of your registration statement and future compliance with reporting obligations, on page 19 with your estimated expenses of $15,000 for legal fees on page 25.

21. The auditor has a responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time. If after considering identified conditions and events and management's plans, the auditor concludes that substantial doubt exists, the audit report should include an explanatory paragraph to reflect that conclusion. Given your remarks under Results of Operations, it appears that a going concern paragraph may be required in your accountant's report. Please discuss this matter with your auditor and revise or advise as appropriate.

22. If you and your auditor conclude, after evaluating management's plans, that the entity has the ability to continue to exist as a going concern for a reasonable period of time, please expand the financial statement footnotes to clarify the basis for this conclusion. In addition, please revise your MD&A disclosures to more clearly explain both the specific negative trends and financial conditions that you face and also management's plans to mitigate the adverse effects for a reasonable period of time. The current disclosure is confusing.

23. Please provide a discussion of the nature of your general and administrative expenses shown on the statements of operations. Please disclose that you have not yet commenced your planned business operations, and describe your activities to date. In addition to disclosing that you have no established source of revenue, also disclose that you have not generated any revenues to date.

24. Please expand your liquidity and capital resources discussion to indicate whether or not you have any credit facilities or other established third-party sources of liquidity available, and whether your officers, directors, or shareholders have made any oral or written commitments to provide you with financing in the form of loans, advances, or equity infusion. Please discuss the liquidity to be generated from the offering and its expected use in your operations.

Security Ownership of Certain Beneficial Owners and Management, page 22

25. We note your conclusion on page 22 that each outstanding share of common stock is fully paid for and non-assessable. This is a legal conclusion that the company is not

qualified to make. Please attribute the statement to counsel and file counsel's consent to be named in this section.

Certain Relationships and Related Transactions, page 22

26. Please advise as to whether your lease of your corporate office space, which is provided to you free of charge, is a related party transaction, and, to the extent that it is a related party transaction, please disclose in this section.

Recent Sales of Unregistered Securities, page 26

27. Please revise to name the persons or identify the class of persons to whom the securities were sold and disclose the aggregate offering price of the securities in this section.

Age of Financial Statements

28. Please consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Consents of Independent Registered Public Accounting Firm

29. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Signatures

30. Please revise to have your registration statement signed by persons in the capacity of principal financial officer and either controller or principal accounting officer.

Exhibit 5.1

31. We note the statement that the shares "are" legally issued, fully paid and non-assessable. However we note that the shares have not yet been issued and payment has not been made. Please revise.

32. Please revise to have counsel consent to having its opinion discussed in the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any other questions.

Sincerely,

John Dana Brown
Attorney-Advisor

cc: Via facsimile: (212) 980-5192
        Arthur S. Marcus, Esq.
        Gersten Savage LLP